SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: December 18th, 2006

FOR IMMEDIATE RELEASE

SILICOM BUILDS MOMENTUM IN EXPLODING
WAN OPTIMIZATION MARKET:
ADDITIONAL TWO DESIGN WINS ACHIEVED

        KFAR SAVA, Israel, December 18, 2006 – Silicom Ltd. (NASDAQ & TASE: SILC) today announced that it has achieved two new Design Wins with major players in the fast-growing WAN Optimization market. One of the Design Wins is with one of the largest companies in the networking industry and a worldwide leader in networking for the Internet, whose new Wan Optimization product line gives an indication of the importance of this emerging market sector. The other Design Win is with a rapidly-growing provider of intelligent IP service optimization solutions.

        The potential of this market segment for Silicom is demonstrated by the continuously increasing flow of orders that it has been receiving over the past year after achieving a Design Win with another WAN Optimization pioneer and a current market leader. The fact that Silicom has now achieved Design Wins with three strong WAN Optimization appliance players establishes Silicom’s BYPASS adapters as critical enablers for this rapidly growing market segment.

        WAN Optimization appliances are devices deployed in data centers, branch offices and remote sites to overcome network performance problems and accelerate application delivery. In this mission-critical environment, it is vitally important to assure continuous traffic flow, and to safeguard against network disruption of any kind. As such, BYPASS functionality, which automatically reroute traffic around non-functioning components in the event of appliance disruption, are necessary components of practically all WAN Optimization appliances. As the industry’s leading supplier of high-performance BYPASS adapters with a proven track record in the WAN Optimization market, Silicom is emerging as the BYPASS adapter supplier of choice to this emerging market.

        A variety of respected market surveys and analyst reports are predicting a dramatic increase in revenues from the WAN Optimization appliance sales over the next few years, with one optimistic report even projecting a tenfold growth from 120,000 units in 2006 to 1,120,000 units in 2008. The sector has been characterized by a high level of M&A activity over the past year, and has produced two successful Nasdaq IPOs during the past four months – Riverbed (Nasdaq:RVBD) and Allot (Nasdaq:ALLT).

        “The WAN Optimization market is exploding, and we have begun to benefit,” said Mr. Shaike Orbach, President and CEO of Silicom. “As we look into the market, we see dramatic growth in demand for WAN Optimization appliances, most of which will need a BYPASS solution. Having achieved three major Design Wins in this market, we are now clearly positioned as its leading provider of BYPASS solutions, and believe that demand for our BYPASS adapters will grow in step with overall WAN Optimization appliance sales. We are excited to begin building momentum in this emerging market and believe it represents a huge incremental opportunity for Silicom.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail : kenny@gkir.com / ehud@gkir.com